July 28, 2017

Via EDGAR

Ethan Horowitz

Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:    Parsley Energy, Inc.

          Form 10-K for Fiscal Year Ended December 31, 2016

          Filed February 27, 2017

          Form 8-K filed February 23, 2017

          File No. 001-36463

Ladies and Gentlemen:

Set forth below are the responses of Parsley Energy, Inc. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 18, 2017, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2016, filed with the Commission on February 27, 2017, File No. 001-36463 (“Form 10-K”), and the Company’s Form 8-K, filed with the Commission on February 23, 2017, File No. 001-36463 (“Form 8-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

Form 10-K for Fiscal Year ended December 31, 2016

Business, page 6

Oil and Natural Gas Production Prices and Production Costs, page 13

1.	Tell us how you considered the requirements pursuant to Item 1204(a) of Regulation S-K with regard to the disclosure of production, by final product sold, for each named field and/or individual geological formation, e.g. the Bone Springs, Spraberry, Wolfcamp, Cline or Atoka formations, which contains 15% or more of the registrant’s total proved reserves.

RESPONSE:    We respectfully advise the Staff that, upon consideration of the requirements pursuant to Item 1204(a) of Regulation S-K, we determined that for the year ended

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July 28, 2017

December 31, 2016, our production, by final product sold, was generated from only one named field and/or geological formation that contained 15% or more of our total proved reserves as of December 31, 2016. In this regard, we note that Rule 4-10(a)(15) of Regulation S-X defines a “field” as:

An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field that are separated…laterally by local geological barriers…. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms structural feature and stratigraphic condition are intended to identify localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc. [Emphasis Added]

In accordance with the definition set forth above, we group our assets into two named fields and/or geological formations, the Midland Basin and the Delaware Basin, and operate our assets consistent with this classification. Our target horizontal zones in the Midland Basin (Spraberry, Wolfcamp A, Wolfcamp B, Wolfcamp C, Upper Pennsylvanian (Cline) and Lower Pennsylvanian (Atoka)) produce from a continuous hydrocarbon column and have substantially the same production profiles, operating expense characteristics and capital requirements. Such features are similarly consistent across our target horizontal zones in the Delaware Basin (2nd Bone Spring, 3rd Bone Spring and Wolfcamp Flow Units).

However, because the Delaware Basin contained only 9.8% of our total proved reserves as of December 31, 2016, we did not provide separate disclosure of our Delaware Basin production by final product sold in the Form 10-K. If and when the Delaware Basin contains 15% or more of our total proved reserves, we undertake to prospectively disclose production, by final product sold, therefrom.

We believe this approach is consistent both with the manner in which other registrants that operate in the Midland and Delaware Basins report their results, including production by final product sold, and the understanding of investors. Moreover, we believe that the disclosure of our production by final product sold for individual target horizontal zones would be neither meaningful nor helpful to an investor. Although our target horizontal zones in the Midland Basin contain significant geologic differences from our target horizontal zones in the Delaware Basin, the individual target horizontal zones within each of the Midland and Delaware Basins generally contain the same geologic features and stratigraphic conditions and therefore produce relatively consistent results. Accordingly, the presentation of production by final product sold from each of such target horizontal zones would provide investors with negligible additional information regarding our assets and operations.

Securities and Exchange Commission

July 28, 2017

Productive Wells, page 13

2.	Please expand the disclosure of your productive wells to provide the total number of gross and net wells, expressed separately for oil and for gas. Refer to the disclosure requirements under Item 1208(a) of Regulation S-K.

RESPONSE: As of December 31, 2016, we had 863 gross (622.5 net) productive wells related to the production of oil and 7 gross (5.7 net) productive wells related to the production of natural gas. We believe that, as compared to the number of gross and net productive wells related to the production of oil, our productive wells related to the production of natural gas are immaterial to our business and results of operations, and, in light of such immateriality, we further believe that including such information is not helpful to investors.

As a matter of clarification, however, we propose to include the following sentence in future filings:

“As of December 31, 20XX, we owned an immaterial number of productive wells related to the production of natural gas.”

If and when, in light of our business and results of operations, we have a material number of gross and net productive wells related to the production of natural gas, we undertake to prospectively disclose this information.

Properties, page 45

Proved Undeveloped Reserves (PUDs), page 51

3.	We note the explanation relating to the revisions in the previous estimates of your proved undeveloped reserves identifies a single factor, the removal of 18,352 MBoe for all vertical PUD locations. However, this change appears to exceed the overall downward change of 16,832 MBoe due revisions disclosed in the tabular presentation accompanying this explanation. Please expand your disclosure to address the overall change for the line item by separately identifying and quantifying each factor, including any offsetting factors, which contributed to a material change in proved undeveloped reserves. For example, for revisions in previous estimates, identify such factors as changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

RESPONSE:    We acknowledge the Staff’s comment and have set forth below narrative disclosure addressing the overall change in previous estimates of our proved undeveloped reserves for the year ended December 31, 2016 (added disclosure is denoted by underline; deleted disclosure is denoted by strikethrough). We undertake to prospectively provide similar disclosure in future filings.

Securities and Exchange Commission

July 28, 2017

“Proved Undeveloped Reserves (PUDs)

As of December 31, 2016, our proved undeveloped reserves were composed of 75,403 MBbls of oil, 99,659 MMcf of natural gas and 24,237 MBbls of NGLs, for a total of 116,250 MBoe. PUDs will be converted from undeveloped to developed as the applicable wells begin production.

The following table summarizes our changes in PUDs during the year ended December 31, 2016 (in MBoe):

Balance, December 31, 2015	72,358
Purchases of reserves	15,139
Divestiture of reserves	(4,455)
Extensions and discoveries	56,652
Revisions of previous estimates	(16,832)
Transfers to proved developed	(6,612)
Balance, December 31, 2016	116,250

~~Extensions and discoveries of 56,652 MBoe during the year ended December 31, 2016 resulted primarily from the drilling of new wells during the year and from new proved undeveloped locations added during the year. Revisions of previous estimates include the removal of 18,352 Mboe for all vertical PUD locations.~~

Changes in our PUDs during the year ended December 31, 2016 primarily resulted from the following significant factors.

Purchases of reserves. During the year ended December 31, 2016, we added 15,139 MBoe of PUDs primarily as a result of the acquisition of undeveloped acreage in both the Midland and Delaware Basins.

Extensions and discoveries. Extensions and discoveries of 56,652 MBoe of PUDs during the year ended December 31, 2016 resulted primarily from the drilling of new wells and from new PUD locations added during the year.

Revisions of previous estimates. During the year ended December 31, 2016, we experienced total downward revisions of previous PUD estimates of 16,832 MBoe. The main driver of this adjustment was the reclassification of PUD reserves to unproved reserves, which accounted for a 26,596 MBoe downward revision to previous estimates (of which 18,532 MBoe related to the removal of reserves for all of our vertical proved undeveloped reserve locations). This was partially offset by positive revisions of 11,522 MBoe associated with changes to our type curves, shrinkage and yield and capital expenditures. Negative revisions related to production and pricing had a de minimis effect on our total revisions for the year ended December 31, 2016.”

Developed and Undeveloped Acreage, page 52

4.	Please expand your disclosure to explain the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If there are material quantities of net proved undeveloped reserves relating to such locations, please expand the disclosure to explain the steps and related costs which would be necessary to extend the time to the expiration of such leases.

RESPONSE:    As of December 31, 2016, we had not assigned any proved undeveloped reserves to locations scheduled to be drilled after lease expiration. In future instances where we have material quantities of net proved undeveloped reserves associated with drilling locations scheduled to be drilled after expiration of the associated lease, we have various strategies we are

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able to employ in the ordinary course of operations to prevent such lease expiration, such as lease extensions, contractual continuous drilling clauses and general land negotiation strategies. In such instances, we would expand the disclosure to explain the steps and related costs necessary to extend the time of the expiration of such leases.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

Capital Requirements and Sources of Liquidity, page 78

5.	Your 2017 budget for capital development expenditures is approximately $1,000.0 to $1,150.0 million compared to drilling, completion, and infrastructure capital expenditures incurred for 2016 of $496.0 million. Revise the disclosure regarding your capital requirements to discuss the change in your capital expenditure profile, including as it relates to your specific commitments (e.g., capital expenditures for PUD development, drilling costs to hold undeveloped acreage, payments for delay rentals, etc). Refer to Item 303(a)(2) of Regulation S-K.

RESPONSE:    We have set forth below revised disclosure regarding our capital requirements in accordance with the Staff’s comment (added disclosure is denoted by underline). We undertake to prospectively provide similar disclosure in future filings. In addition, we note for the Staff that amounts related to drilling costs to hold undeveloped acreage and payments for delay rentals are expected to be immaterial in relation to our overall capital expenditure budget for 2017.

“For the year ended December 31, 2016, our aggregate drilling, completions and infrastructure capital expenditures, including facilities, were $496.0 million. During the year ended December 31, 2015, our aggregate drilling, completion and infrastructure capital expenditures were $400.9 million. These capital expenditure totals exclude acquisitions.

Our 2017 budget for capital development expenditures is approximately $1,000.0 million to $1,150.0 million. This estimate includes $160.0 million to $190.0 million related to infrastructure and other expenditures and $840.0 million to $960.0 million for drilling and completions, $145 million of which is associated with drilling, completions and facility buildout for proved undeveloped reserves as of December 31, 2016. For the prior year period, our aggregate drilling and completion expenditures were $401.6 million and our infrastructure and other expenditures were $94.4 million, for a total of $496.0 million. Of the total, $53.2 million was associated with drilling, completion and facility buildout for proved undeveloped reserves. The amount and timing of 2017 capital expenditures is largely discretionary and within our control. We could choose to defer a portion of these planned 2017 capital expenditures depending on a variety of factors, including, but not limited to, the success of our drilling activities, prevailing and anticipated prices for oil and natural gas, the availability of necessary equipment, infrastructure and capital, the receipt and timing of required regulatory permits and approvals, seasonal conditions, drilling and acquisition costs and the level of participation by other working interest owners.”

Securities and Exchange Commission

July 28, 2017

Unaudited Supplementary Information, page F-45

Reserve Quantity Information, page F-45

6.	Please expand your disclosure of the changes in the net quantities of total proved reserves to include an explanation of the significant changes related to each line item other than production; identify and quantify each factor that contributed to a significant change in total proved reserves, including any offsetting factors. As for revisions in previous estimates, please identify such factors as changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

RESPONSE:    We have set forth below expanded disclosure related to the changes in the net quantities of total proved reserves for the year ended December 31, 2016 (added disclosure is denoted by underline; deleted disclosure is denoted by strikethrough). We undertake to prospectively provide similar disclosure in future filings.

“The following table and subsequent narrative disclosure provides a roll forward of the total proved reserves for the years ended December 31, 2016, 2015 and 2014, as well as proved developed and proved undeveloped reserves at the beginning and end of each respective year:

PARSLEY ENERGY, INC. AND SUBSIDIARIES

UNAUDITED SUPPLEMENTARY INFORMATION

December 31, 2016

	Year Ended December 31, 2016
	Crude Oil (Bbls)	Liquids (Bbls)	Natural Gas (Mcf)	Boe
	(in thousands)
Proved Developed and Undeveloped Reserves:
Beginning of the year	73,877	23,738	157,175	123,811
Extensions and discoveries	64,005	20,698	83,815	98,672
Revisions of previous estimates	(4,476)	3,898	(19,032)	(3,750)
Purchases of reserves in place	16,041	4,023	25,024	24,235
Divestures of reserves in place	(3,543)	(1,424)	(9,914)	(6,619)
Production	(9,368)	(2,390)	(13,463)	(14,002)

End of the year	136,536	48,543	223,605	222,347

Proved Developed Reserves:
Beginning of the year	27,628	10,890	77,612	51,453
End of the year	61,133	24,306	123,946	106,097
Proved Undeveloped Reserves:
Beginning of the year	46,249	12,848	79,563	72,358
End of the year	75,403	24,237	99,659	116,250

Securities and Exchange Commission

July 28, 2017

	Year Ended December 31, 2015
	Crude Oil (Bbls)	Liquids (Bbls)	Natural Gas (Mcf)	Boe
	(in thousands)
Proved Developed and Undeveloped Reserves:
Beginning of the year	47,617	22,667	123,645	90,891
Extensions and discoveries	38,518	9,232	53,044	56,590
Revisions of previous estimates	(6,688)	(6,934)	(11,825)	(15,592)
Purchases of reserves in place	1,133	551	4,138	2,374
Divestures of reserves in place	(1,896)	(278)	(1,488)	(2,422)
Production	(4,807)	(1,500)	(10,339)	(8,030)

End of the year	73,877	23,738	157,175	123,811

Proved Developed Reserves:
Beginning of the year	23,547	11,491	65,484	45,952
End of the year	27,628	10,890	77,612	51,453
Proved Undeveloped Reserves:
Beginning of the year	24,070	11,176	58,161	44,939
End of the year	46,249	12,848	79,563	72,358

	Year Ended December 31, 2014
	Crude Oil (Bbls)	Liquids (Bbls)	Natural Gas (Mcf)	Boe
	(in thousands)
Proved Developed and Undeveloped Reserves:
Beginning of the year	29,507	12,357	77,818	54,834
Extensions and discoveries	18,776	8,157	41,348	33,824
Revisions of previous estimates	(7,832)	(528)	(6,714)	(9,480)
Purchases of reserves in place	10,006	3,906	18,244	16,953
Divestures of reserves in place	—	—	—	—
Production	(2,840)	(1,225)	(7,051)	(5,240)

End of the year	47,617	22,667	123,645	90,891

Proved Developed Reserves:
Beginning of the year	13,560	4,762	31,301	23,539
End of the year	23,547	11,491	65,484	45,952
Proved Undeveloped Reserves:
Beginning of the year	15,947	7,595	46,517	31,295
End of the year	24,070	11,176	58,161	44,939

“~~Extensions and discoveries of 98,672 MBoe, 56,590 MBoe and 33,824 MBoe during the years ended December 31, 2016, 2015 and 2014, result primarily from the drilling of new wells during each year and from new proved undeveloped locations added during each year.~~

Extensions and discoveries.

For the years ended December 31, 2016, 2015 and 2014, extensions and discoveries contributed to the increase of 98,672 MBoe, 56,590 MBoe and 33,824 MBoe in our proved developed and undeveloped reserves, respectively, and for each such year resulted primarily from the drilling of new wells and from new proved locations added during the year.

Securities and Exchange Commission

July 28, 2017

Revisions of previous estimates.

We made total downward revisions in proved developed and undeveloped reserves of 3,750 MBoe, 15,592 MBoe and 9,480 MBoe for the years ended December 31, 2016, 2015 and 2014, respectively. The main driver of each of such downward revisions was the reclassification of PUD reserves to unproved reserves. Downward revisions were offset by positive revisions associated with changes to our type curves, shrinkage and yield and capital expenditures.

Purchases of reserves in place.

For the years ended December 31, 2016, 2015 and 2014, we added 24,235 MBoe, 2,374 MBoe and 16,953 MBoe of proved developed and undeveloped reserves, respectively, in each case primarily as a result of the acquisition of developed and undeveloped acreage in the Midland and Delaware Basins.

Divestitures of reserves in place.

As a result of divestitures of developed and undeveloped acreage in the Midland and Delaware Basins, our proved developed and undeveloped reserves decreased by 6,619 MBoe and 2,422 MBoe during the years ended December 31, 2016 and 2015. We had no divestitures of proved developed or undeveloped reserves during the year ended December 31, 2014.”

Standardized Measure of Discounted Future Net Cash Flows, page F-48

7.	Please explain to us why the figure representing the net change in the standardized measure of discounted future net cash flows due to revisions for the period ending December 31, 2016 is positive while the corresponding change in the net quantities of total proved reserves is a negative figure. Refer to FASB ASC 932-235-50-36.

RESPONSE:    We respectfully advise the Staff that during the period ended December 31, 2016, due to changes in a previously adopted development plan, we had downward revisions of proved reserve volumes related to the removal of 26,596 MBoe associated with the reclassification of proved undeveloped reserves to unproved reserves (of which 18,532 MBoe related to the removal of reserves for all of our vertical proved undeveloped reserve locations). Such volumes had associated discounted cash flows of $67,329 million. During the same period, we had net positive revisions of 22,845 MBoe as a result of improved performance from existing proved developed and producing wells, as well as changes to our type curves, shrinkage and yield and capital expenditures. The corresponding discounted cash flows associated with the positive revisions were $151,638 million, which resulted in the $84,309 million net positive change in standardized cash flows due to revisions. If and when this apparent discrepancy exists in future filings, we undertake to prospectively add a clarifying footnote to disclose the above impacts to the standardized measure.

Form 8-K filed February 23, 2017

8.	Revise to present a reconciliation of adjusted net income per share on a per share basis and to explain the basis for the number of weighted average diluted shares used to calculate this non-GAAP financial measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.05 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for further guidance.

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July 28, 2017

RESPONSE:    In our future earnings releases and other applicable disclosures, we will revise such disclosures to present a reconciliation of adjusted net income per share on a per share basis and to explain the basis for the number of weighted average diluted shares used to calculate such non-GAAP financial measure. We anticipate that such disclosures will be consistent with the proposed presentation set forth below.

ADJUSTED NET INCOME

	Three Months Ended	Year Ended
	December 31, 2016	December 31, 2016
	(in thousands, except per share unit data)
Net loss - as reported	$(30,745)	$(74,182)

Adjustments for certain non-cash and unusual items:
Loss on derivatives	26,993	50,835
Net settlements on derivative instruments	1,881	26,441
Net premium realization on options that settled during the period	5,576	31,757
Loss on sale of property	—	119
Exploration costs	1,152	13,931
Acquisition costs	155	1,081
Prepayment premium on extinguishment of debt	36,335	36,335
Deferred tax asset valuation	(7,351)	(7,351)
Noncontrolling interest	(3,310)	(14,953)
Change in estimated income tax	(18,884)	(47,152)
Adjusted net income	11,802	16,861

Net loss per diluted share - as reported(1)	$(0.17)	$(0.46)

Adjustments for certain non-cash and unusual items:
(Gain) loss on derivatives	0.13	0.26
Net settlements on derivative instruments	0.01	0.14
Net premium realization on options that settled during the period	0.03	0.17
Loss (gain) on sale of property	—	—
Exploration costs	0.01	0.07
Acquisition costs	—	0.01
Prepayment premium on extinguishment of debt	0.18	0.19
Deferred tax asset valuation	(0.04)	(0.04)
Noncontrolling interest	(0.02)	(0.08)
Change in estimated income tax	(0.09)	(0.24)
Adjustment for change in weighted average share count(1)(2)	0.02	0.07
Adjusted net income per diluted share(2)	$0.06	$0.09

Basic weighted average shares outstanding - as reported(1)	178,990	161,793
Effect of dilutive securities:
Class B Common Stock	—	—
Restricted Stock and Restricted Stock Units	—	—
Diluted weighted average shares outstanding - as reported(1)	178,990	161,793

Effect of dilutive securities:
Class B Common Stock	28,009	30,371
Restricted Stock and Restricted Stock Units	1,118	872
Diluted weighted average shares outstanding for adjusted net income (loss)(2)	208,117	193,036

(1)	The number of weighted average diluted shares used to calculate actual net income per share is based on the fact that, under the “if converted” and treasury stock methods, Class B Common Stock and restricted stock and restricted stock units were not recognized because they would have been antidilutive.
(2)	For purposes of calculating adjusted net income per diluted share, Class B Common Stock was dilutive using the “if converted” method and restricted stock and restricted stock units were dilutive using the treasury stock method.

*        *        *         *        *

Securities and Exchange Commission

July 28, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Julian J. Seiguer of Vinson & Elkins L.L.P. at (713) 758-2790.

Very truly yours,

PARSLEY ENERGY, INC.

By:	/s/ Ryan Dalton
Name:	Ryan Dalton
Title:	Chief Financial Officer

cc:	Colin Roberts, Parsley Energy, Inc.

Julian J. Seiguer, Vinson & Elkins L.L.P.

Nathan Milton, KPMG LLP